WINDELS MARX LANE & MITTEND

156 WEST 56TH STREET

NEW YORK, N.Y. 10019

TEL: (212) 237-1000

FAX: (212) 262-1215

WICK, NJ

PRINCETON, NJ

STAMFORD, CT

BONITA SPRINGS, FL

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

02055347

October 9, 2002

VIA FEDERAL EXPRESS
(Do Not Release without Signature)
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - File No: 82-4647
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following documents have been released to the public by BHP Billiton Plc, a public limited liability company incorporated under the laws of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

Press Release – BHP Billiton Plc – Notification of Interests of Directors – dated 19 September 2002.

Press Release – BHP Billiton Plc – BHP Billiton Announces Inaugural Eurobond – dated 2 October 2002.

Press Release – BHP Billiton Plc – Notification of Major Interests in Shares – dated 7 October 2002.

BHP Billiton Plc Annual Report 2002.

The documents enclosed herewith are being furnished with the understanding that they will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such documents shall not constitute an admission for any purpose that BHP Billiton Plc is subject to the Exchange Act.

Very truly yours,

dlw 10/30

DO/ct
Enclosures

Issued by:	**BHP Billiton Plc**
To:	**London Stock Exchange** **Johannesburg Stock Exchange** **Paris Bourse**
Date:	**19 September 2002**
For Release:	**7.00 a.m., 20 September 2002**
Contact:	**Ines Watson 020 7747 3976**

Notification of interests of directors

BHP Billiton Plc announces that, on 17 September 2002, Billiton ESOP Trustee Limited, as trustee of the Billiton Employee Share Ownership Trust, purchased 60,000 Ordinary shares of US$0.50 in BHP Billiton Plc at a price of ZAR50.0387 per share and, on 18 September 2002, transferred 9,685 Ordinary shares of US$0.50 in BHP Billiton Plc. BHP Billiton Plc was notified of these transactions on 19 September 2002.

The transfer was made on behalf of a non-relevant beneficiary of the Company's Restricted Share Scheme (*not any director of BHP Billiton Plc or Relevant Employee subject to the Company's Securities Dealing Code*).

Following the above transactions Messrs B P Gilbertson and C W Goodyear have an interest in the balance held by the Trust of 478,027 shares as potential beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 2 October 2002

Number 52/02

BHP BILLITON ANNOUNCES INAUGURAL EUROBOND

BHP Billiton, the world's largest diversified natural resources company, announced today the launch of its inaugural Eurobond. The launch follows an extensive pan-European road show to market the bond. The bond is to be documented under the company's recently launched Euro Medium Term Note (EMTN) programme.

BHP Billiton's Chief Financial Officer, Chris Lynch commented, "The great success of this issue in such volatile market conditions, illustrates the strength of the BHP Billiton credit story. The bond was well supported and attracted a geographically diverse and high quality order book. The issue size of €750 million should ensure sufficient liquidity in the bond and contributes significantly to the BHP Billiton Group's objective of diversifying its funding sources."

***

Further news and information can be found on our Internet site: http://www.bhpbilliton.com/

Australia
Andrew Nairn, Investor Relations
Tel: + 61 3 9609 3952 Mobile: +61 408 313 259
email: Andrew.W.Nairn@bhpbilliton.com

Tracey Whitehead, Media Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor and Media Relations
Tel: +44 207 747 3956
email: Mark.Lidiard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Date 7th October 2002

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary

Tel: +44 20 7747 3976

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	**2.**	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC ON BEHALF OF ITS AFFILIATES	**4.**	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE ATTACHED LIST

5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	**6.**	Percentage of issued class 0.12% (SEE NOTE 14)	**7.**	Number of shares/amount of stock disposed	**8.**	Percentage of issu 10

9.	Class of security ORDINARY US$0.50	**10.**	Date of transaction 2 OCTOBER 2002	**11.**	Date company informed 4 OCTOBER 2002

12.	Total holding following this notification 159,821,243	**13.**	Total percentage holding of issued class following this notification 6.48%
14.	Any additional information ANNOUNCEMENT TRIGGERED BY AN AFFILIATE, CAPITAL GUARDIAN TRUST COMPANY, ATTAINING A NOTIFIABLE INTEREST	**15.**	Name of contact and telephone number for queries INES WATSON +44 (0)20 7747 3976
16.	Name and signature of authorised company official responsible for making this notification **INES WATSON**		

Date of notification 4 OCTOBER 2002

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

As of 2 October 2002		
BHP Billiton plc	**Number of Shares**	**Percent of Outstanding**
The Capital Group Companies, Inc. ("CG") holdings	**159,821,243**	**6.48%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	74,202,334.00	3.00%
• Capital International Limited	23,321,044.00	0.94%
• Capital International S.A.	19,551,462.00	0.79%
• Capital International, Inc.	13,468,884.00	0.55%
• Capital Research and Management Company	29,277,519.00	1.19%

Schedule A

Schedule of holdings in BHP Billiton plc

As of 2 October 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	11,802,814
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,916,405
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	29,574,811
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	747,585
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	14,292,304
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	3,012,987
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	2,053,272
Citibank London 11 Old Jewry London EC2R 8DB UK	1,022,102

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	8,206,619
Royal Bank of Scotland Regents House 42 Islington High St London N1 8XL UK	61,405
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	84,394
State Street Bank & Trust Co.	106,957
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	50,872
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	66,196
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,203,611
TOTAL	**74,202,334**

Capital International Limited	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	479,548
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	6,253,724
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS	177,600
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,217,478
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	58,959
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,332,655
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	497,536
Citibank London 11 Old Jewry London EC2R 8DB UK	531,806

Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	176,132
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,065,230
State Street Bank & Trust Co.	1,120,486
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	53,212
Citibank NA Toronto	345,694
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	385,690
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	930,366
Mellon Bank N.A. London Branch London United Kingdom	718,039
Northern Trust AVFC South Africa	114,832

Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	438,469
Bank One London	882,473
Clydesdale Bank plc	541,115
TOTAL	**23,321,044**

Capital International S.A.	
Registered Name	**Local Shares**
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	648,401
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,812,846
Credit Suisse London Branch 24 Bishopsgate London EC2N 4BQ UK	25,755
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	753,381
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,668,847
Citibank London 11 Old Jewry London EC2R 8DB UK	121,324
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	104,046
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	120,686

Morgan Stanley	132,605
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,960,390
J.P. Morgan	4,254,915
State Street Bank & Trust Co.	140,481
National Westminster Bank	397,922
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	34,269
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	222,427
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,385
Citibank NA Toronto	73,433

Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	1,479,043
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	594,306
TOTAL	**19,551,462**

Capital International, Inc.	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,698,414
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	863,730
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,234,861
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	392,814
Deutsche Bank Mannheim	132,788
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	32,991
Citibank London 11 Old Jewry London EC2R 8DB UK	18,305
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	830,917

Capital Research and Management Company	
Registered Name	**Local Shares**
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,919,976
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	26,357,543
TOTAL	**29,277,519**

Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	322,569
State Street Bank & Trust Co.	452,199
Citibank	95,647
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	122,495
Citibank NA Toronto	190,116
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	42,569
Chase Manhattan Nominee Ltd. Australia	38,469
TOTAL	**13,468,884**